Exhibit 99.1

DayDayCook Acquires Beloved Asian Food Brand, Omsom

Strategic acquisition expands DDC’s U.S. presence and accelerates Omsom’s mission to deliver proud, loud Asian flavors to American homes

New York, June 12, 2024 — DDC Enterprise, Ltd., (NYSEAM: DDC) (“DayDayCook,” “DDC,” or the “Company”), a leading multi-brand Asian consumer food company, today announces it has acquired Omsom, the proud and loud Asian food brand that has quickly garnered a devoted following for its Cooking Sauces, Saucy Noodles, and bold cultural commentary.

The acquisition, which consists of a combination of DDC’s cash and stock paid out over four years, is expected to accelerate new product innovation for Omsom, with R&D anticipated to take half the time from idea to aisle. Operational synergies between the two companies will also streamline processes and improve financial metrics. Further, the two companies share a mission and vision, and together with DDC’s expanding portfolio, are poised to become a leading force in the Asian food industry.

“We are delighted to welcome Omsom to DayDayCook. Founders Vanessa and Kim are passionate about Asian cuisine and have created a bold brand that brings genuine flavors right into the homes of consumers. Our presence in the U.S. is rapidly growing with the addition of Omsom to our U.S. family of brands, joining Nona Lim and Yai’s Thai, which we acquired within the past year. Having three notable Asian food brands in our portfolio will create enhanced synergies and resource integration, and make our operations more efficient and profitable. We look forward to collaboration across the three brands and to ensuring even more Asian-inspired and developed products reach more U.S. kitchens in the future,” said DDC founder Norma Chu.

“Omsom has always stood for something much bigger than the two of us. When we launched the company in May 2020, it was with a mission of honoring and celebrating Asian Americana. In the last couple years, our rowdy branding, damn delicious flavors, and unapologetic perspective have illuminated the way – and now, those same values are showing us to our next chapter. They say, ‘If you want to go fast, go alone, but if you want to go far, go with others,’ and that’s what we’re excited to do with DayDayCook,” said Omsom co-founder Kim Pham.

“It all started with a LinkedIn message to Norma, when we first read about DayDayCook’s vision and mission, we knew we had to get in touch immediately. We are thrilled that Omsom, which has been built brick-by-brick with heart and intention, will continue to thrive in partnership with DayDayCook. Omsom has relentlessly centered the multitudes within Asian America – so it’s only fitting that we accelerate our next chapter with another Asian woman-founded and -led business,” said Omsom CEO and co-founder Vanessa Pham.

DayDayCook was founded in 2012 by Chu, who is on a mission to share the joy of Asian cooking culture with the world. Omsom was founded in 2020 by first-generation Vietnamese-American sisters Vanessa and Kim Pham with the goal of bringing restaurant-quality Asian cuisine to American home kitchens.

Originally launched as a direct-to-consumer business, Omsom expanded into retail nationally just two years later. By the end of Q1 2024, grocery channel revenue was up 324% year-over-year, solidifying the team’s focus on retail expansion. The company’s two product lines – Cooking Sauces and Saucy Noodles – have reached 100K customers and 2000+ stores nationwide including Whole Foods Market, Target, Sprouts, and The Fresh Market. Omsom expects significant innovations and continued revenue and retail growth in 2024.

On June 4, 2024, the Compensation Committee of DDC’s Board of Directors granted option awards covering a total of 160,000 shares of DDC’s Class A Ordinary Shares to five new non-executive employees who were formerly employed by Omsom as a part of their employment packages with a wholly-owned subsidiary of DDC. Each award was granted under the terms of DDC’s 2023 Employee Share Option Plan and vests over a four-year period, subject to continued service through each vesting date. Each award was granted as a material inducement to employment in accordance with the NYSE Listed Company Manual Rule 303A.08.

ABOUT DAYDAYCOOK

DayDayCook (NYSEAM: DDC) is on a mission to share the joy of Asian cooking culture with the world, offering a suite of accessible and healthy ready-to-eat, ready-to-cook, and ready-to-heat products that cater to the global palate. DayDayCook has evolved from a culinary content authority to a multi-brand powerhouse, curating a broad range of products that champion authenticity, nutrition, and convenience.’ The company’s growing portfolio includes DayDayCook, Nona Lim, Yai’s Thai, MengWei, and Yujia Weng. Visit us.daydaycook.com for more information, or follow the Company on LinkedIn.

ABOUT OMSOM

Omsom was founded in 2020 by first-generation Vietnamese-American sisters Vanessa and Kim Pham with the goal of reclaiming Asian flavors that have been diluted for far too long. Omsom partners with iconic Asian chefs to craft their cultworthy product lines— Omsom Sauces and Saucy Noodles— bringing restaurant-quality Asian flavors into any home kitchen easily. Its Saucy Noodles – premium instant noodles alongside flavorful, luscious sauces – deliver real-deal Asian flavors in just four minutes. Omsom’s products, thought leadership, and partnerships have had a significant cultural impact, including influencing Whole30’s stance on MSG. The company has also received numerous awards and recognition from CNN, Food & Wine, The Kitchn, Fast Company, NOSH, The New York Times, Vogue, and The Wall Street Journal. For more information, visit www.omsom.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, for example, statements about completing the acquisition, anticipated revenues, growth and expansion. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements are also based on assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.